APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

PIzza Grace, LLC
Balance Sheet - unaudited
For the period ended 12/31/20

	Current Period	
	31-Dec-20	
ASSETS		
Current Assets:		
Cash	$	0.00
Petty Cash	$	0.00
Accounts Receivables	$	0.00
Inventory	$	0.00
Prepaid Expenses	$	0.00
Employee Advances	$	0.00
Temporary Investments	$	0.00
Total Current Assets	$	0.00
Fixed Assets:		
Land	$	0.00
Buildings	$	0.00
Furniture and Equipment	$	0.00
Computer Equipment	$	0.00
Vehicles	$	0.00
Less: Accumulated Depreciation	$	0.00
Total Fixed Assets	$	0.00
Other Assets:		
Trademarks	$	0.00
Patents	$	0.00
Security Deposits	$	0.00
Other Assets	$	0.00
Total Other Assets	$	0.00
TOTAL ASSETS	$	0.00
LIABILITIES		
Current Liabilities:		
Accounts Payable	$	0.00
Business Credit Cards	$	0.00
Sales Tax Payable	$	0.00
Payroll Liabilities	$	0.00
Other Liabilities	$	0.00

Current Portion of Long-Term Debt	$	0.00
Total Current Liabilities	$	0.00
Long-Term Liabilities:		
Notes Payable	$	0.00
Mortgage Payable	$	0.00
Less: Current portion of Long-term debt	$	0.00
Total Long-Term Liabilities	$	0.00
EQUITY		
Capital Stock/Partner's Equity	$	0.00
Opening Retained Earnings	$	0.00
Dividends Paid/Owner's Draw	$	0.00
Net Income (Loss)	$	0.00
Total Equity	$	0.00
TOTAL LIABILITIES & EQUITY	$	0.00
Balance Sheet Check		-

I, Ryan Westover, certify that:

1. The financial statements of PIzza Grace LLC included in this Form are true and complete in all material respects; and
2. The tax return information of PIzza Grace LLC has not been included in this Form as PIzza Grace LLC was formed on 06/12/2020 and has not filed a tax return to date.

Signature   *Ryan Westover*

Name: Ryan Westover

Title: Founder/Chef